SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FROZEN FOOD EXPRESS INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

359360104

(CUSIP Number)

Thomas Milton Duff

529 Industrial Park Rd.

Columbia, MS 39429

601-424-3204

Copies to:

Ralph S. Janvey, Esq.

Krage & Janvey, L.L.P.

2100 Ross Avenue

Suite 2600

Dallas, TX 75201

(214) 397-1912

(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 359360104

(1)	Names of Reporting Persons Thomas Milton Duff

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.84%*

(14)	Type of Reporting Person (See Instructions) IN

* This percentage was calculated based upon a total of 17,990,904 shares outstanding as of November 7, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 14, 2012.

CUSIP No. 359360104

(1)	Names of Reporting Persons The James Ernest Duff Amended and Restated Trust Agreement

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 1,050,124

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,050,124

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,124

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.84%*

(14)	Type of Reporting Person (See Instructions) OO

* This percentage was calculated based upon a total of 17,990,904 shares outstanding as of November 7, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 14, 2012.

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule”) relates to shares of Common Stock, $1.50 par value per share, of Frozen Food Express Industries, Inc., a Texas corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 1145 Empire Central Place; Dallas, Texas 75247-4305.

Item 2.   Identity and Background.

(a)           This Schedule is being filed by Thomas Milton Duff and The James Ernest Duff Amended and Restated Trust Agreement (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule, filed herewith as Exhibit 99.1 (the “Joint Filing Agreement”).  James Ernest Duff is the trustee of The James Ernest Duff Amended and Restated Trust Agreement.

(b)           The address of each of the Reporting Persons is 529 Industrial Park Rd.; Columbia, Mississippi 39429.

(c)           The principal occupation of both Mr. Thomas Milton Duff and Mr. James Ernest Duff is serving as governing persons for affiliated entities with significant investments in the commercial tire, transportation, and construction industries.  Such employment is principally with Southern Tire Mart, LLC, a Mississippi limited liability company, at the address given in paragraph (b) above.

(d)           None of the persons referred to in paragraph (a) above have been convicted in a criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Thomas Milton Duff is a citizen of the United States of America.  The James Ernest Duff Amended and Restated Trust Agreement is a grantor trust located in Mississippi.  James Ernest Duff is also a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Persons purchased the shares of the Issuer in a series of open-market transactions and funded the purchases with the personal funds of Thomas Milton Duff and funds held by The James Ernest Duff Amended and Restated Trust Agreement.  The total amount of funds used by the Reporting Persons to acquire the shares was $1,240,113.70.

Item 4.   Purpose of Transaction.

The Reporting Persons have expressed an intent to discuss with the Issuer a possible negotiated acquisition or other transaction between the Reporting Persons or an affiliate and the Issuer.  The Reporting Persons intend to have further discussions and communications with the Issuer regarding a possible acquisition of the Issuer or other extraordinary corporate transaction, such as a merger; however, no commitment, binding or non-binding, has been made in accordance with such intention and no specific proposal has been made.  Any proposed transaction would be contingent on, among other things: (a) the results of the due diligence review; (b) receipt of necessary financing; and (c) negotiation of a satisfactory acquisition agreement with the Issuer.

In the course of future negotiations and discussions with the Issuer, the Reporting Persons may suggest actions that could result in, among other things: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons also intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including ongoing evaluation of their investment, prevailing market conditions, other investment opportunities, and/or other investment considerations, and subject to applicable laws, the Reporting Persons may in the future take such actions and/or pursue such options with respect to their investment in the Issuer as they deem appropriate under the circumstances from time to time, and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

Except as set forth in this Item 4, neither of the Reporting Persons currently have any other present plans or proposals that relate to or would result in any of the actions specified in Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the shares beneficially owned by the Reporting Persons, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.  The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.   Interest in Securities of the Issuer.

(a) and (b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*

Thomas Milton Duff	0	1,050,124	1,050,124	5.84%

The James Ernest Duff Amended and Restated Trust Agreement	0	1,050,124	1,050,124	5.84%

* This percentage was calculated based upon a total of 17,990,904 shares outstanding as of November 7, 2012 according to representations made by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2012 filed on November 14, 2012.

The Reporting Persons share voting and dispositive power over the shares indicated above.

(c)           All transactions effected during the past sixty days are set forth on Exhibit 99.2.  All transactions were open market purchases.

(d)           Not applicable.

(e)           Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material To Be Filed as Exhibits.

Exhibit No. 99.1                   Joint Filing Agreement

Exhibit No. 99.2                   Schedule of Transactions in Last Sixty Days

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE: March 4, 2013	BY:	/s/ Thomas Milton Duff
THOMAS MILTON DUFF

THE JAMES ERNEST DUFF AMENDED AND RESTATED TRUST AGREEMENT

	BY:	/s/ James Ernest Duff
JAMES ERNEST DUFF, TRUSTEE